

January 10, 2018

<u>Via E-mail</u>
Kenneth I. Chenault
Chairman and Chief Executive Officer
American Express Company
200 Vesey Street
New York, New York 10285

> **Re:** **American Express Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-07657**

Dear Mr. Chenault:

We refer you to our comment letter dated December 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Era Anagnosti
        Legal Branch Chief
        Division of Corporation Finance